UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town,

Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On June 17, 2025, Li Bang International Corporation Inc., a Cayman Islands exempted company (“Li Bang International”), issued a press release announcing the financial results for the six months ended December 31, 2024. In addition, it is furnishing this Form 6-K to provide the unaudited condensed consolidated financial statements of Li Bang International and its consolidated subsidiaries as of and for the six months ended December 31, 2024 and 2023.

Financial Statements and Exhibit Index.

Exhibits:

Exhibit No.	Description
99.1	Press Release
99.2	Unaudited Condensed Consolidated Financial Statements as of December 31, 2024 and for the Six Months Ended December 31, 2024 and 2023.
99.3	Management’s Discussion and Analysis in Connection with the Unaudited Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2024 and 2023.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date: June 17, 2025	By:	/s/ Feng Huang
Feng Huang
Chief (Principal) Executive Officer

By:	/s/ Liang Xia
Liang Xia
Chief (Principal) Financial Officer

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